UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ares Private Markets Fund

(Name of Issuer)

Class A Common Shares

Class D Common Shares

Class I Common Shares

(Title of Class of Securities)

04020B202, 04020B301, 04020B103

(CUSIP Number)

Scott D. Fitzhenry

c/o Liberty Mutual Insurance Co.

175 Berkeley Street

Boston, Massachusetts 02116

(617) 357-9500

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

65 Gresham Street

London EC2V 7NQ

United Kingdom

+44 20 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 04020B202, 04020B301, 04020B103

1	NAME OF REPORTING PERSON. Liberty Mutual Holding Company Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,857,299 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,857,299 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,847,299 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 04020B202, 04020B301, 04020B103

1	NAME OF REPORTING PERSON. Liberty Mutual Retirement Plan Master Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 789,312 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 789,312 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 789,312 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No. 04020B103

1	NAME OF REPORTING PERSON. Liberty Mutual Investment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,067,987 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,067,987 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,067,987 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CONTINUATION PAGES TO AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is being filed by Liberty Mutual Holding Company Inc. (“LMHC”), Liberty Mutual Retirement Plan Master Trust (“LMRPMT”) and Liberty Mutual Investment Holdings LLC (“LMIH”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”), in respect of the Class A Common Shares, $0.001 par value per share, the Class D Common Shares, $0.001 par value per share and the Class I Common Shares, $0.001 par value per share (collectively, the “Common Shares”), of Ares Private Markets Fund (the “Issuer”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 1, 2022 (the “Schedule”), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 2 Identity and Background

The last sentence in Item 2 and Annex A to the Schedule is hereby amended and restated as follows:

The name, present principal occupation or employment and citizenship of each director and executive officer of LMHC are set forth on Annex A hereto, which is incorporated herein by reference.

Item 4 Purpose of Transaction

The disclosure in Item 4 to the Schedule is hereby supplemented by adding the following at the end thereof:

On September 3, 2024, the Issuer announced the commencement of a tender offer (the “Tender Offer”) to purchase an amount up to approximately 5.00% of the net assets of the Issuer from shareholders of the Fund at their net asset value calculated as of the valuation date of September 30, 2024. In connection with the Tender Offer, the Reporting Persons tendered an aggregate of 514,649 Common Shares held by the Reporting Persons (the “Tendered Shares”) at a price per Common Share to be determined by the Issuer in accordance with the Schedule TO filed by the Issuer on September 3, 2024. The Tender Offer closed on September 30, 2024.

Item 5 Interest in Securities of the Issuer

Item 5 to the Schedule is hereby amended and restated as follows:

(a)-(b) The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Shares are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of Common Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of are incorporated herein by reference.

The percentages of Common Shares beneficially owned described in this Schedule 13D are based on 45,228,378.7 Common Shares outstanding as of June 30, 2024 and after giving effect to the repurchase of the Tendered Shares.

3,067,987 Common Shares are owned directly by LMIH and may be deemed to be beneficially owned by LMHC because LMHC indirectly controls all of the outstanding interests in LMIH. Certain of LMHC’s subsidiaries have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, Common Shares owned directly by LMIH. Liberty Mutual Insurance Company and Peerless Insurance Companies, each an indirect wholly owned subsidiary of LMHC, own 40% and 22%, respectively, of the membership interests in LMIH. Each of the Reporting Persons (other than LMIH), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

789,312 Common Shares are owned directly by LMRPMT and may be deemed to be beneficially owned by LMHC because LMHC indirectly controls the investment and voting decisions of the Common Shares directly held by LMRPMT as a result of a sub-advisory arrangement between Liberty Mutual Group Asset Management Inc. and the Liberty Mutual Retirement Committee, the named fiduciary of LMRPMT. Each of the Reporting Persons (other than LMRPMT), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by the Reporting Persons within the 60 days prior to this filing:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

(d) The information set forth in Item 5(a)-(b) of this Schedule 13D is incorporated herein by reference.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Joint Filing Agreement

A Joint Filing Agreement, dated October 2, 2024, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7 Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit	Description

99.3	Joint Filing Agreement, dated as of October 2, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2024

LIBERTY MUTUAL HOLDING COMPANY INC.	By:	/s/ Vlad Barbalat
	Name:	Vlad Barbalat
	Title:	Executive Vice President and Chief Investment Officer

LIBERTY MUTUAL RETIREMENT PLAN MASTER TRUST	By:	Liberty Mutual Insurance Company, its Adviser
	By:	Liberty Mutual Group Asset Management Inc., its Sub-Adviser

	By:	/s/ Demetri Fifis
	Name:	Demetri Fifis
	Title:	Vice President

LIBERTY MUTUAL INVESTMENT HOLDINGS LLC	By:	/s/ Demetri Fifis
	Name:	Demetri Fifis
	Title:	Vice President